FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Important Information For Investors and Shareholders

This communication relates to a proposed merger between Endesa Américas S.A. (“Endesa Américas”) and Enersis Américas S.A. (“Enersis Américas”).  In connection with the proposed merger, Endesa Américas and Enersis Américas have distributed a joint information statement/prospectus containing information about the proposed merger to their respective shareholders and holders of American Depositary Shares (ADSs).  The joint information statement/prospectus is included in the registration statement on Form F-4 (Registration No. 333-211405) filed with the Securities and Exchange Commission (the “SEC”).  Shareholders and ADS holders of Endesa Américas and Enersis Américas are urged to read the joint information statement/prospectus and other documents filed with the SEC carefully and in their entirety because they contain important information about Endesa Américas, Enersis Américas and the proposed merger.

Investors and security holders may obtain free copies of the prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the prospectus/information statement and the other documents filed with the SEC by Endesa Américas are also available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir@endesa.cl. Copies of the prospectus/information statement and the other documents filed with the SEC by Enersis Américas are available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir@enersis.cl.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

SIGNIFICANT EVENT

Endesa Américas S.A.

Securities Registry Registration No. 1138

Santiago, November 15, 2016

Ger. Gen. N°76/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant Event

Dear Sir:

Pursuant to the provisions of articles 9 and 10, paragraph two, of Securities Market Law No. 18,045, and to the provisions of General Norm No. 30 of the Superintendence, duly authorized on behalf of Endesa Américas S.A. (“Endesa Américas” or the “Company”), I inform you by Significant Event, that as of today and as resolved at the Extraordinary Shareholders’ Meeting of Endesa Américas on September 28, 2016, the Company has signed in conjunction with Enersis Américas S.A. (“Enersis Américas”) and Chilectra Américas S.A. (“Chilectra Américas”), the Deed of Compliance with Merger Conditions, which affirms the verification of the conditions precedent to which the merger of Endesa Américas with the aforementioned companies (the “Merger”) was subject.

In accordance with the resolutions of the Extraordinary Shareholders’ Meetings of Endesa Américas, Enersis Américas and Chilectra Américas, all on September 28, 2016, the Merger will be effective as of the first calendar day of the month following the month in which the Deed of Compliance with Merger Conditions referred to in this Significant Event is granted and, therefore, the Merger will be effective on December 1, 2016.

On that date, the entire equity of Endesa Américas and Chilectra Américas will be incorporated into Enersis Américas, the latter occurring within all its rights and obligations with the respect to the former, each of which would then dissolve without the need for their liquidation.

Additionally, it is reported that, as of December 1, 2016, the absorbing company will change its current corporate name, Enersis Américas S.A., to Enel Américas S.A.

Cordially,

Raúl Arteaga E.

Endesa Américas S.A.

c.c.       Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago – Representante de Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgo (Risk Classification Commission)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: November 15, 2016